July 22, 2016

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, NW

Washington, DC 20549

Attention: H. Roger Schwall

Re:	EnerJex Resources, Inc.

Form 10-K for the Fiscal Year ended December 31, 2014

Filed March 31, 2015

Form 10-K for the Fiscal Year ended December 31, 2015

Filed April 11, 2016

File No. 1-36492

Dear Mr. Schwall:

In response to your letter dated July 11, 2016, we respectively request an extension of 10 business days to accommodate schedules of our staff, public accountants and consulting engineers as we prepare to file our second quarter 10-Q.

If you have any questions or would like to discuss our responses above, you may contact our outside counsel, Fernando Velez, Jr. of Reicker, Pfau, Pyle & McRoy, LLP, at 805-966-2440, or me at 210-451-5545.

Very truly yours,

/s/ Douglas M. Wright

Douglas M. Wright

Chief Financial Officer

cc:	Fernando Velez – via email